UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VENTURE LENDING & LEASING VIII, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Jared S. Thear 104 La Mesa Drive, Suite 102 Portola Valley, California 94028 (650) 234-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2022
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), Rule 13d‑1(f) or Rule 13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Westech Investment Advisors LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-3794054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
260

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

This Amendment No. 1 amends and restates in its entirety the Schedule 13D filed by the undersigned on February 1, 2016 (“Amendment No. 1”).

As set forth in Item 3 below, in connection with the death of Ron W. Swenson on August 27, 2021, Mr. Swenson ceased to be a beneficial owner of more than five percent (5%) of the Shares (as defined below), and all of the Shares beneficially owned by Mr. Swenson, and Mr. Swenson’s interest in WIM, were subsequently contributed to the Bonnie Sue Swenson Survivor’s Trust, effective January 1, 2022.

ITEM 1.	SECURITY AND ISSUER

This statement relates to common shares, $0.001 par value per share, of Venture Lending & Leasing VIII, Inc., a Maryland corporation (the “Issuer”), of which 100,000 shares are outstanding (the “Shares”). The principal executive offices of the Issuer are located at 104 La Mesa Drive, Suite 102, Portola Valley, California 94028.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by Westech Investment Advisors LLC, a California limited liability company (“Westech”), which is the Reporting Person. Venture Lending & Leasing VIII, LLC (the “Company”), a Delaware limited liability company, is the sole shareholder of the Issuer. Westech is the managing member of the Company and the investment manager of the Issuer, and each of Mrs. Bonnie S. Swenson, in her capacity as trustee (the “Trustee”) of the Bonnie Sue Swenson Survivor’s Trust (the “Trust”), and Mr. Salvador O. Gutierrez owns a controlling interest in Westech through the controlling interests each holds in Westech Investment Management, Inc., a California corporation (“WIM”). Pursuant to the Second Amended and Restated Operating Agreement of the Company (the “Operating Agreement”), the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company (such operative provisions are attached hereto as Exhibit 1). The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company). Each of Westech, the Company, Mr. Gutierrez and the Trustee expressly disclaims membership in any group.

The names, business addresses, principal occupations and citizenship of each director, executive officer and controlling shareholder of Westech are set forth on Schedule A, which is incorporated herein by this reference.

(b) The principal business and office address of the Company, the Trust and Westech is 104 La Mesa Drive, Suite 102, Portola Valley, California 94028.

(c) The principal business of the Company is to acquire and hold all of the Shares. Westech is a registered investment adviser under the Investment Advisers Act of 1940. The Trust is a revocable trust.

(d)Neither the Company, Westech nor any other person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Company, Westech nor any other person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company purchased all of the 100,000 Shares of the Issuer for $25,000 at a per share price of $0.25 pursuant to a Stock Purchase Agreement, dated as of May 9, 2015. The working capital of the Company was the source of the purchase price. Accordingly, on May 29, 2015 when the Shares of the Issuer were registered and offered at a par value of $0.001, (i) Westech became a beneficial owner of all of the Shares because of its position as managing member of the Company and the investment manager of the Issuer and (ii) each of Ron W. Swenson and Salvador O. Gutierrez became a beneficial owner of all of the Shares due to their officer and director positions with Westech and to their controlling ownership, through their respective interests in WIM, of the outstanding voting interests in Westech.

Upon the death of Ron W. Swenson on August 27, 2021, he ceased to be an officer and director of Westech. All of the Shares previously held by Mr. Swenson and Mr. Swenson’s interest in WIM were subsequently transferred, for no consideration, to the Trust, effective January 1, 2022. As the sole trustee of the Trust, the Trustee is the beneficial owner of all of the Shares due to her controlling ownership, through her interest in WIM, of the outstanding voting interests in Westech.

See also Item 5(c) below.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Company was formed to acquire and own all of the Shares. All of the Shares are currently held by the Company. The Issuer is a non-diversified closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940. The Issuer primarily provides secured debt financing to selected venture capital-backed companies, and secondarily provides debt financing to public and late-stage development private companies. Neither the Shares nor the interests in the Company are traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.

None of the Company, Westech or any person listed on Schedule A is aware of any plan or proposal which the Company, Westech or the persons listed on Schedule A may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s Articles of Incorporation, Bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(i)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Each of the Company and Westech and the persons listed on Schedule A expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors. Accordingly, each of the Company and Westech and the persons listed on Schedule A reserves the right to change its plans and intentions at any time, as such person deems appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares of the Issuer reported to be owned by Westech is based upon 100,000 Shares outstanding. As of the date of this Schedule, the Company is the record holder of all of the Shares.

By reason of its position as managing member of the Company and the investment manager of the Issuer, Westech is the beneficial owner of all of the Shares.

The Trustee and Mr. Gutierrez each own 33% of the outstanding voting interests in Westech through their ownership of WIM. By reason of such ownership and by reason of Mr. Gutierrez’s director position with Westech, the Trustee and Mr. Gutierrez may be deemed to beneficially own all of the Shares. In addition, by reason of her direct and indirect beneficial ownership of interests in the Company, the Trustee may be deemed to beneficially own 325 Shares of the Issuer (236 shares by reason of an interest in the Company held directly by the Trust and 89 shares by reason of an interest in the Company owned by Westech), constituting 0.33% of the Shares. By reason of his direct and indirect beneficial ownership of interests in the Company, Mr. Gutierrez may be deemed to beneficially own 558 Shares of the Issuer (472 shares by reason of an interest in the Company owned by a community trust for which he serves as trustee and 86 shares by reason of an interest in the Company owned by Westech), constituting 0.55% of the Shares.

With respect to the persons listed on Schedule A, based on each person’s direct or indirect beneficial ownership of interests in the Company, each of Messrs. Cohan, Wanek and Werdegar may be deemed to beneficially own less than 0.2% of the Shares of the Issuer.

(b) Westech, by reason of its position as managing member of the Company and investment manager of the Issuer, has voting and dispositive power with respect to the Shares held by the Company.

By reason of the Trust’s ownership of outstanding interests in Westech through its ownership of WIM, the Trustee may be deemed (i) to share dispositive power with the Company with respect to the Shares held by the Company and (ii) to share voting power with the Company with respect to the 260 Shares of the Issuer beneficially owned by Westech.

By reason of his director position with Westech and his ownership of outstanding interests in Westech through his ownership of WIM, Mr. Gutierrez may be deemed (i) to share dispositive power with the Company with respect to the Shares held by the Company and (ii) to share voting power with the Company with respect to the 260 Shares of the Issuer beneficially owned by Westech.

Because of each person’s direct or indirect beneficial ownership of interests in the Company (as more fully described in (a) above), such person may be deemed to share voting power with the Company with respect to the following number of Shares of the Issuer: (i) Mrs. Swenson, 325 Shares of the Issuer; (ii) Mr. Gutierrez, 558 Shares of the Issuer; (iii) Mr. Cohan, 116 Shares of the Issuer; (iv) Mr. Wanek, 116 Shares of the Issuer; and (v) Mr. Werdegar, 161 Shares of the Issuer.

(c) In connection with Mr. Swenson’s death, all of the Shares previously held by Mr. Swenson and Mr. Swenson’s interest in WIM were transferred, for no consideration, to the Trust, effective January 1, 2022. As the sole trustee of the Trust, the Trustee is a beneficial owner of all of the Shares due to her controlling ownership, through her interest in WIM, of the outstanding voting interests in Westech.

(d) No person other than the Reporting Persons and the members of the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) This Amendment No. 1 constitutes an exit filing for Ron W. Swenson.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in this Schedule 13D, there are no contracts, arrangements or understandings among the Reporting Person or persons listed on Schedule A, or between the Reporting Person or persons listed on Schedule A, and any other person, with respect to the Shares of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Operative Provisions of the Operating Agreement of Venture Lending & Leasing VIII, LLC*

* Previously filed as exhibit 6 to our Schedule 13D, filed with the SEC on February 1, 2016 and hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2022

WESTECH INVESTMENT ADVISORS LLC

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Its:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

SCHEDULE A

The following table sets forth the name and present principal occupation of each director, executive officer and control person of Westech Investment Advisors LLC. The business address of each such person is 104 La Mesa Drive, Suite 102, Portola Valley, California 94028. Each person listed below is a citizen of the United States.

Name	Present Principal Employment
Jay L. Cohan	Vice President and Assistant Secretary
Jared S. Thear	Chief Financial Officer, Chief Compliance Officer,
Vice President, Secretary, and Treasurer
David R. Wanek	Chief Executive Officer, President and Director
Rodolfo Ruano	Vice President
Maurice C. Werdegar	Director, Chairman
Salvador O. Gutierrez	Director
Bonnie S. Swenson, trustee of the Bonnie Sue Swenson Survivor’s Trust	Trustee